PROSPECTUS SUPPLEMENT (to prospectus dated March 25, 2002)	Filed Pursuant to Rule 424(b)(5) Registration No. 333-84232

$150,000,000

The Procter & Gamble Company

4.850% Notes due 2015

We will pay interest on the notes on June 15 and December 15 of each year. The first interest payment date is June 15, 2004. The notes will mature on December 15, 2015. We have the right to redeem all or a portion of the notes at any time at the redemption price described in this prospectus supplement.

The notes will be unsecured obligations and rank equally with our unsecured senior indebtedness. The notes will be issued only in registered form in denominations of $1,000.

The notes offered hereby will have the same terms as our outstanding $550 million aggregate principal amount of 4.850% notes due 2015 issued on November 25, 2003. The notes offered hereby and our outstanding 4.850% notes due 2015 will trade as a single class of freely tradeable notes and will form a single series and class for all purposes under the indenture.

	Per Note	Total
Public offering price (1)	98.927%	$148,390,500
Underwriting discount	.475%	$712,500
Proceeds, before expenses, to Procter & Gamble	98.452%	$147,678,000

(1)  Plus accrued interest from November 25, 2003

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about December 11, 2003.

Goldman, Sachs & Co.	JPMorgan	Merrill Lynch & Co.

ABN AMRO Incorporated	Deutsche Bank Securities

The date of this prospectus supplement is December 8, 2003.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement contains the terms of this offering of notes. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Incorporation of Documents By Reference” in this prospectus supplement.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus supplement or the accompanying prospectus, or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or on behalf of the underwriters or any of them, to subscribe to or purchase, any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

Unless otherwise specified, all references in this prospectus supplement to: (a) “Procter & Gamble,” “we,” “us,” and “our” are to The Procter & Gamble Company and its subsidiaries; (b) “fiscal” followed by a specific year are to our fiscal year ended or ending June 30 of that year; and (c) “U.S. dollars,” “dollars,” “U.S. $” or “$” are to the currency of the United States of America.

THE COMPANY

The Procter & Gamble Company was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, the Company manufactures and markets a broad range of consumer products in many countries throughout the world. Our principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and our telephone number is (513) 983-1100.

Our business is organized into five product-based, reportable segments called Global Business Units (“GBUs”). These units are: Fabric and Home Care; Baby and Family Care; Beauty Care; Health Care; and Snacks and Beverages.

•	Fabric and Home Care includes laundry detergents, dish care, fabric enhancers and surface cleaners. Representative brands include Ariel, Tide, Dryel, Downy, Cascade, Dawn, Febreze and Swiffer.

•	Baby and Family Care includes diapers, wipes, tissue and towels. Representative brands include Pampers, Luvs, Charmin and Bounty.

•	Beauty Care includes hair care, hair colorants, skin care, cosmetics, fine fragrances, deodorants, tampons, pads and pantiliners. Representative brands include Pantene, Herbal Essences, Nice ‘N Easy, Head & Shoulders, Olay, Zest, Cover Girl, Secret, Old Spice, Tampax, Always and Whisper.

•	Snacks and Beverages includes coffee, snacks, commercial services and juice. Representative brands include Folgers, Millstone, Pringles and Sunny Delight.

•	Health Care includes oral care, personal health care, pharmaceuticals and pet health and nutrition. Representative brands include Crest, Scope, Metamucil, Vicks, Actonel, Asacol, Iams and Eukanuba.

In the most recent fiscal year ended June 30, 2003, the Fabric and Home Care segment accounted for 29% of total sales and Beauty Care accounted for 28% of total sales. Baby and Family Care accounted for 23%, Health Care accounted for 13% and Snacks and Beverages accounted for 7% of total sales.

In the United States, as of June 30, 2003, the Company owned and operated 35 manufacturing facilities and leased and operated 2 manufacturing facilities. These facilities were located in 21 different states. In addition, the Company owned and operated 83 manufacturing facilities in 42 other countries. Many of the domestic and international facilities produced products for multiple business segments. Fabric and Home Care products were produced at 45 of these locations; Baby and Family Care products at 32; Health Care products at 25; Beauty Care products at 39; and Snacks and Beverages products at 11.

RECENT DEVELOPMENTS

In March, 2003, the Company entered into an agreement to acquire a controlling interest in Wella AG from the majority shareholders and, in June, 2003, the Company completed a tender offer for the remaining outstanding voting class shares and preference shares. On September 2, 2003, the Company completed the previously announced purchase of the shares of Wella AG held by the majority shareholders for 3.16 billion Euros (approximately $3.42 billion based on spot exchange rates on that date). On September 10, 2003, the Company purchased the shares secured through the tender offer for 1.49 billion Euros (approximately $1.67 billion based on spot exchange rates on that date). As a result of these purchases, the Company acquired approximately 81% of the outstanding Wella shares (99% of the voting class shares and 45% of the preference shares). The acquisition was financed by a mixture of available cash balances and debt. Wella AG is a leading beauty care company selling its products in more than 150 countries, focused on professional hair care, retail hair care and cosmetics and fragrances.

On November 16, 2001, the Company completed the acquisition of the Clairol business from Bristol-Myers Squibb Company and, on May 31, 2002, the Company completed the spin-off of the Jif peanut butter and Crisco shortening brands to the Company’s shareholders and their subsequent merger into the J.M. Smucker Company.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following summary consolidated financial information for the quarters ended September 30, 2003 and September 30, 2002 has been derived from our unaudited consolidated financial statements contained in our Quarterly Report to Shareholders on Form 10-Q for the quarter ended September 30, 2003. The summary consolidated financial information for the fiscal year ended June 30, 2003 has been derived from our audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2003. We believe that all adjustments necessary for the fair presentation thereof have been made to the unaudited financial data. The results for the interim period ended September 30, 2003 are not necessarily indicative of the results for the full fiscal year.

	Three Months Ended September 30
	2003	2002
	(Amounts in Millions Except Per Share Amounts)
NET SALES	$12,195	$10,796
Cost of products sold	5,879	5,489
Marketing, research, administrative and other expenses	3,673	3,128

OPERATING INCOME	2,643	2,179
Interest expense	141	144
Other non-operating income, net	40	103

EARNINGS BEFORE INCOME TAXES	2,542	2,138
Income taxes	781	674

NET EARNINGS	$1,761	$1,464

PER COMMON SHARE:
Basic net earnings	$1.33	$1.10
Diluted net earnings	$1.26	$1.04
Dividends	$0.46	$0.41
AVERAGE COMMON SHARES OUTSTANDING—DILUTED	1,398.9	1,407.3

	As of September 30, 2003	As of June 30, 2003
	(Amounts in Millions)
WORKING CAPITAL	$(1,139)	$2,862
TOTAL ASSETS	$50,496	$43,706
LONG-TERM DEBT	$11,993	$11,475
SHAREHOLDERS’ EQUITY	$17,371	$16,186

MANAGEMENT’S DISCUSSION AND ANALYSIS  OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

For the quarter ended September 30, 2003, we had double-digit volume, sales and earnings growth despite strong base period comparisons and heavy competitive activity in certain of our core categories. Going forward, business and market uncertainties could affect results. For a discussion of key factors that could impact and must be managed by us, please refer to the Management’s Discussion and Analysis section in our Annual Report on Form 10-K for the fiscal year ended June 30, 2003.

Unit volume increased 12 percent, with all business segments and all geographic regions reporting unit volume growth. Double-digit increases in Health Care, Beauty Care and developing regions helped drive the volume growth. Excluding acquisitions and divestitures, primarily the recently completed acquisition of Wella AG, unit volume increased nine percent.

Net sales increased 13 percent to $12.20 billion. Foreign exchange had a positive impact of three percent, partially offset by mix of one percent and pricing investments of one percent. The foreign exchange impact reflects the strengthening of the Euro, Canadian Dollar and British Pound partially offset by weakening of the Venezuelan Bolivar and the Mexican Peso. Mix was driven, in part, by higher than expected growth in developing markets, including strong growth in China, and the continued portfolio expansion into mid-tier brands. Pricing investments were directed toward activities to drive top line growth in multiple businesses and to respond to competitive activity on Crest Whitestrips and continued high competitive promotion levels in the bath tissue and kitchen towel categories.

We reported net earnings of $1.76 billion, an increase of 20 percent versus the prior year quarter. Earnings growth was primarily driven by volume impacts, the completion of the prior year restructuring program, which had $113 million of after-tax charges in the base period, and lower manufacturing costs, despite inclusion of ongoing costs for restructuring-type activities to maintain a competitive cost structure. These improvements were partially offset by marketing investments to support base business and new product growth.

Net earnings per share were $1.26, an increase of 21 percent. Net earnings in the prior year quarter were $1.46 billion or $1.04 per share. Wella did not have a significant impact on net earnings.

Gross margin was 51.8 percent for the quarter compared to 49.2 percent for the same quarter of the prior year, an increase of 260 basis points. The increase in gross margin was primarily driven by lower cost of products sold due to the scale effect of volume, the reduction of before-tax charges related to the completed restructuring program of $88 million in the prior year quarter and material cost savings, which more than offset certain commodity price increases. Other base business and restructuring savings in the quarter more than offset the pricing investments discussed previously.

Marketing, Research, Administration and Other Costs (MRA&O) for the quarter increased to 30.1 percent versus 29.0 percent in the prior year quarter. The increase was driven by marketing spending and the impact of the Wella acquisition, which more than offset the reduction in prior year restructuring program charges. Marketing investments were made to drive growth on the base business and in support of initiatives such as Crest Whitestrips and Night Effects, Olay Regenerist, Swiffer and Prilosec OTC. The addition of Wella contributed approximately one third of the basis point increase due to higher MRA&O spending as a percent of sales and initial post-acquisition costs.

Operating margin increased 150 basis points to 21.7 percent for the quarter, compared to 20.2 percent in the same quarter year ago. The improvement was driven by the reduction in prior year restructuring program charges and lower cost of products sold, partially offset by the impact of higher MRA&O spending discussed in the previous paragraph.

We entered into several multi-year service contracts for services estimated at $3.6 billion. The biggest of these went into effect during the quarter ended September 30, 2003, while the remainder will go into effect in future periods.

The following provides supplemental information on the underlying drivers of net sales changes:

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
JULY-SEPTEMBER NET SALES INFORMATION (Percent Change vs. Year Ago)**
	Volume	Vol Ex: Acquisitions & Divestitures	FX	Price	Mix/Other	Total Impact	Total Ex-FX
FABRIC AND HOME CARE	8%	8%	3%	-1%	-2%	8%	5%
BABY AND FAMILY CARE	6%	6%	3%	-1%	-1%	7%	4%
BEAUTY CARE	21%	8%	3%	-1%	-3%	20%	17%
SNACKS AND BEVERAGES	3%	3%	3%	1%	2%	9%	6%
HEALTH CARE	23%	23%	3%	-2%	-1%	23%	20%
TOTAL COMPANY	12%	9%	3%	-1%	-1%	13%	10%

**	These sales percentage changes are approximations based on quantitative formulas that are consistently applied.

Fabric and Home Care

Fabric & Home Care volume was up eight percent behind strong growth in global fabric care led by the developing regions and double-digit growth in global home care, with the continued success of the Swiffer WetJet and Duster, Dawn Power Dissolver and Dawn Complete and Febreze Anti-Allergen initiatives. Net sales increased eight percent to $3.39 billion. A three percent positive foreign exchange impact was offset by pricing and mix effects. Pricing reflects the continuation of pricing investments taken on select fabric care segments in North America, markets in Western Europe and on the Swiffer brand. Mix reduced sales by two percent driven by double-digit growth in developing geographies, including the expansion of Tide in China, and the expansion of mid-tier brands, including the growth of Bold in Japan. Net earnings increased to $562 million, or three percent versus a strong base period of 22 percent growth. Earnings were impacted by mix effects and increased marketing spending to support product initiatives. Fabric & Home Care earnings growth is expected to improve over the remainder of the fiscal year.

Baby and Family Care

Baby and Family Care unit volume increased six percent. Baby care volume growth was primarily driven by continued momentum in the Baby Stages of Development line in Western Europe and North America, growth in Japan and the broadening of the diaper product line in Latin America. Net sales grew seven percent to $2.61 billion, including a positive foreign exchange impact of three percent, partially offset by pricing investments of one percent and mix of one percent. Pricing was driven by continued high competitive promotional activity in North America family care. Earnings increased 22 percent to $295 million, due to strong volume growth and lower costs including the scale effects of volume.

Beauty Care

Beauty Care volume increased 21 percent, including the benefit from acquisitions and divestitures, primarily Wella. Excluding acquisitions and divestitures, Beauty Care volume increased eight percent despite heavy competitive activity in North America. Net sales increased 20 percent to $3.75 billion, including a positive foreign exchange impact of three percent. Negative mix of three percent was driven by the impact of Wella and developing market growth. The solid base business results were driven by continued global strength of the Pantene, Head & Shoulders, Always/Whisper and Olay brands. Net earnings for Beauty Care increased 12 percent to $616 million driven by volume growth and lower manufacturing costs, partially offset by increased marketing spending to defend against competitive entries in the hair care and skin care categories. Marketing spending also increased to support initiatives, including Pantene Daily Moisture Renewal in Japan, the expansion of Olay Regenerist and continued support of Tampax Pearl.

Snacks and Beverages

Snacks & Beverages volume was up three percent reflecting growth in the Pringles and Folgers brands, partially offset by volume declines in the juice category. Net sales were $896 million, an increase of nine percent, reflecting the benefits of a three percent impact from foreign exchange and three percent from price and mix impacts. Positive pricing includes a partial pass-through of higher commodity costs. For the balance of the fiscal year, the Company expects pricing will have a neutral or slightly negative impact on sales based on the aggressive pricing environment of the coffee category. Net earnings increased 20 percent to $109 million behind volume and sales growth and margin expansion due to base business savings.

Health Care

Health Care delivered volume growth of 23 percent driven by the Prilosec OTC launch in September, the continued success of Actonel, Crest Whitestrips and Night Effects tooth whitening products and base business strength. Net sales increased 23 percent to $1.73 billion, as a positive three percent foreign exchange impact was offset by mix and pricing, primarily the actions on Crest Whitestrips taken in November 2002. Although Prilosec OTC was an important contributor to the quarter results, even without the launch, Health Care delivered double-digit volume, sales and earnings growth. Net earnings increased 41 percent to $276 million as strong volume, sales and lower product costs funded marketing investments behind base business growth and new product introductions. While double-digit top line growth is expected for the fiscal year, results in the remaining quarters are expected to return to consumption levels following the one-time pipeline impact from Prilosec OTC. Additionally, although Prilosec OTC volume was particularly strong with the launch, associated marketing expenses will continue throughout the year.

Corporate

Corporate includes certain operating and non-operating activities, as well as eliminations to adjust management reporting principles to United States Generally Accepted Accounting Principles (U.S. GAAP). Current quarter results primarily reflect lower restructuring program charges partially offset by one-time items in the prior year quarter, including the impact of the Vicks divestiture.

Financial Condition

For the three months ended September 30, 2003, cash generated from operating activities totaled $1.61 billion compared to $2.01 billion in the comparable prior year period. The decrease in cash from operations is due to increases in working capital, as well as base period impacts due to dividends received from a joint venture. Accounts receivable grew slightly ahead of sales since June 30, 2003. The year-over-year accounts receivable increase of $0.3 billion is attributed to sales growth, particularly the timing of the Prilosec OTC launch in September, offset to some extent by an underlying improvement in days sales outstanding. These trends follow a two-day improvement in receivables days outstanding in the prior year period. Inventory increased primarily due to initiative- related activity, shipment trends and capacity utilization planning. The slight increase in inventory days on hand (approximately two days, excluding inventory acquired from Wella) compares to a seven day decrease in the prior year period.

Investing activities used $5.30 billion of cash year-to-date compared to $0.20 billion used in the prior year period. The acquisition of Wella is the key driver accounting for approximately $5.10 billion. Our acquisition of Wella is discussed in Note 4 of the financial statements. There was no acquisition activity in the comparable prior year period. Capital spending increased to $364 million in the current year versus $281 million in the comparable prior year period. Capital spending as a percent of net sales was three percent, one percentage point below target.

Financing activities provided $1.96 billion in cash for the current fiscal year versus using $0.52 billion in the comparable prior year period. This generated a net cash increase of $2.48 billion driven primarily by short-term debt to support the Wella acquisition, partially offset by a decrease in long-term debt.

Restructuring Program Update

In 1999, concurrent with a reorganization of its operations into product-based global business units, we initiated a multi-year restructuring program. This program was substantially complete at the end of 2003. At June 30, 2003, there was a reserve liability balance remaining of $335 million for the program. This liability is expected to be settled by the end of 2004 through cash payments primarily for separation.

We continue to undertake projects to maintain a competitive cost structure, including manufacturing consolidations and work force rationalization, as part of our normal operations.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

	Three Months Ended September 30
	2003	2002
Ratio of earnings to fixed charges(1)	16.3x	14.7x

(1)	Earnings used to compute this ratio are earnings before income taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representation of the interest factor).

CAPITALIZATION

The following table sets forth the consolidated capitalization of Procter & Gamble and its subsidiaries at September 30, 2003.

September 30, 2003
(in millions of dollars except per share amounts)
Debt:
Commercial paper and other borrowing due within one year (1)	$5,286
Long-Term Borrowings	11,993

Total Debt (2)(3)	17,279

Shareholders’ Equity:
Convertible Class A preferred stock, stated value $1 per share; 600,000,000 shares authorized, 1,567.2 outstanding	1,567
Non-Voting Class B preferred stock, stated value $1 per share; 200,000,000 shares authorized, none outstanding
Common Stock, stated value $1 per share; 5,000,000,000 shares authorized, 1,296.7 outstanding	1,297
Additional Paid-In Capital	3,070
Reserve for Employee Stock Ownership Plan debt retirement	(1,293)
Accumulated other comprehensive income	(1,830)
Retained earnings	14,560

Total Shareholders’ Equity	17,371

Total capitalization	$34,650

(1)	Includes $318 million equivalent to current portion of long-term debt due within one year.

(2)	Total debt includes $15.8 billion of The Procter & Gamble Company debt. The balance of debt is held by subsidiaries.

(3)	On November 25, 2003, The Procter & Gamble Company issued $650,000,000 aggregate principal amount of notes due 2008 and $550,000,000 aggregate principal amount of notes due 2018. On December 4, 2003, the Procter & Gamble Company issued $30,000,000 in aggregate principal amount of floating rate notes due December 4, 2053. As of December 2, 2003, our credit facilities in support of our short term commercial paper borrowings were reduced from $4.0 billion to $2.77 billion (none of which had been utilized as of December 8, 2003).

DESCRIPTION OF THE NOTES

The following descriptions of the particular terms of the notes supplements the more general description of the debt securities contained in the accompanying prospectus. If there are any inconsistencies between the information in this section and the information in the prospectus, the information in this section controls.

Investors should read this section together with the section entitled “Description of Debt Securities” in the accompanying prospectus. Any capitalized terms that are defined in the prospectus have the same meanings in this section unless a different definition appears in this section. We qualify the description of the notes by reference to the indenture as described below.

General

The notes:

•	will be in an aggregate principal amount of $150,000,000, subject to our ability to issue additional notes which may be of the same series as the notes as described under “— Further Issues,”

•	will mature on December 15, 2015,

•	will bear interest at a rate of 4.850%,

•	will be senior debt of Procter & Gamble, ranking equally with all other present and future unsecured and unsubordinated indebtedness of Procter & Gamble,

•	will be issued as a separate series under the indenture between Procter & Gamble and J.P. Morgan Trust Company, National Association, successor in interest to Bank One Trust Company, National Association, dated as of September 28, 1992, in registered, book-entry form only,

•	will be issued in U.S. dollars in denominations of $1,000 and integral multiples of $1,000,

•	will be repaid at par at maturity,

•	will be redeemable by us at any time prior to maturity as described below under “Optional Redemption,”

•	will be subject to defeasance and covenant defeasance, and

•	will not be subject to any sinking fund.

On November 25, 2003, we issued $550 million aggregate principal amount of our 4.850% notes due 2015, which we refer to sometimes in this Prospectus as the “November notes.” The notes offered hereby and our outstanding November notes will have the same terms, will trade as a single class of freely tradeable notes and will form a single series and class for all purposes under the indenture. The total aggregate principal amount outstanding of our 4.850% notes due 2015 will be $700 million.

The indenture and the notes do not limit the amount of indebtedness which may be incurred or the amount of securities which may be issued by us or our subsidiaries, and contain no financial or similar restrictions on us or our subsidiaries, except as described in the prospectus under the caption “Description of Debt Securities—Restrictive Covenants.”

Interest

Interest on the notes will accrue from and include November 25, 2003 or from and include the most recent interest payment date to which interest has been paid or provided for. We will make interest payments semiannually on June 15 and December 15 of each year, with the first interest payment being made on June 15, 2004. We will make interest payments to the person in whose name the notes are registered at the close of business on June 1 or December 1, as applicable, before the next interest payment date.

If the interest payment date is not a Business Day at the relevant place of payment, payment of interest will be made on the next day that is a Business Day at such place of payment. “Business Day” means any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law to close in The City of New York and, for any place of payment outside of The City of New York, in such place of payment.

Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

Optional Redemption

We will have the option to redeem the notes of this series (including both the notes offered hereby and the November notes), in whole or in part, at our option at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed, plus accrued interest on the notes to be redeemed to the date on which the notes are to redeemed, or (2) as determined by a reference treasury dealer that we select, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, not including any portion of these payments of interest accrued as of the date of which the notes are to be redeemed, discounted to the date on which the notes are to be redeemed on a semi-annual basis assuming a 360-day year consisting of twelve 30-day months, at the adjusted treasury rate plus 15 basis points for the notes, plus accrued interest on the notes to be redeemed to the date on which the notes are to be redeemed.

We will utilize the following procedures to calculate the adjusted treasury rate described in the previous paragraph. We will appoint Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (and their successors) and other primary U.S. Government securities dealers in New York City as reference dealers, and we will appoint one of the reference dealers to be our quotation agent. If any of reference dealers is no longer a primary U.S. Government securities dealer, we will substitute another primary U.S. Government securities dealer in its place as a reference dealer.

The quotation agent will select a United States Treasury security which has a maturity comparable to the remaining maturity of the notes to be redeemed which would be used in accordance with customary financial practice to price new issues of corporate debt securities with a maturity comparable to the remaining maturity of the notes to be redeemed. The reference dealers will provide us and the trustee with the bid and asked prices for that comparable United States Treasury security as of 5:00 p.m. on the third business day before the redemption date. We will calculate the average of the bid and asked prices provided by each reference dealer, eliminate the highest and the lowest reference dealer quotations and then calculate the average of the remaining reference dealer quotations. However, if we obtain fewer than three reference dealer quotations, we will calculate the average of all the reference dealer quotations and not eliminate any quotations. We call this average quotation the comparable treasury price. The adjusted treasury rate will be the semi-annual equivalent yield to maturity of a security whose price, expressed as a percentage of its principal amount, is equal to the comparable treasury price.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes of this series ranking equally with the notes of this series (including both the notes offered hereby and the November notes) in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes). Such further notes may be consolidated and form a single series with the notes of this series and have the same terms as to status, redemption or otherwise as the notes of this series. Such further notes will have the same terms, will trade as a single class of freely tradeable notes and will form a single series and class for all purposes under the indenture as the notes offered hereby and the November notes.

Book-Entry System

We have obtained the information in this section concerning The Depository Trust Company (“DTC”), Clearstream Banking, societe anonyme in Luxembourg (“Clearstream, Luxembourg”) and Euroclear Bank S.A./

N.V., as operator of the Euroclear System (“Euroclear”) and their book-entry systems and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information. In addition, the description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream, Luxembourg and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

The notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co. (DTC’s nominee). You may hold your interests in the global notes in the United States through DTC, or in Europe through Clearstream, Luxembourg or Euroclear, either as a participant in such systems or indirectly through organizations which are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests in the global notes on behalf of their respective participating organizations or customers through customers’ securities accounts in Clearstream, Luxembourg’s or Euroclear’s names on the books of their respective depositaries, which in turn will hold those positions in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream, Luxembourg and JPMorgan Chase Bank will act as depositary for Euroclear.

So long as DTC or its nominee is the registered owner of the global securities representing the notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

Unless and until we issue the notes in fully certificated, registered form under the limited circumstances described below under the heading “Book-Entry System – Certificated Notes”:

•	you will not be entitled to receive a certificate representing your interest in the notes;

•	all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

•	all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes, for distribution to you in accordance with DTC procedures.

The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. DTC has advised us as follows: DTC is

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants of DTC include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants. Indirect access to the DTC system is also available to securities brokers and dealers, banks and trust companies that maintain a custodial relationship with a direct participant.

If you are not a direct participant or an indirect participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, notes, you must do so through a direct participant or an indirect participant. DTC agrees with and represents to DTC participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The Securities and Exchange Commission has on file a set of the rules applicable to DTC and its direct participants.

Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except as provided below in “Book-Entry System – Certificated Notes.”

To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Clearstream, Luxembourg

Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depository. Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thus eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in a number of countries. Clearstream, Luxembourg is an indirect participant in DTC.

Clearstream, Luxembourg customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, bank, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream, Luxembourg customer either directly or indirectly.

The Euroclear System

Euroclear has advised us that the Euroclear System was created in 1968 to hold securities for participants in the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars. The Euroclear System provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below.

The Euroclear System is operated by Euroclear Bank S.A./N.V., which is known as the Euroclear Operator, under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation. The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the cooperative. The cooperative establishes policy for the Euroclear System on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

•	transfers of securities and cash within the Euroclear System;

•	withdrawal of securities and cash from the Euroclear System; and

•	receipts of payments with respect to securities in the Euroclear System.

All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

Euroclear further advises that investors that acquire, hold and transfer interests in the notes by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the notes.

The Euroclear Operator advises that under Belgian law, investors that are credited with securities on the records of the Euroclear Operator have a co-property right in the fungible pool of interests in securities on deposit with the Euroclear Operator in an amount equal to the amount of interests in securities credited to their accounts. In the event of the insolvency of the Euroclear Operator, Euroclear participants would have a right under Belgian law to the return of the amount and type of interests in securities credited to their accounts with the Euroclear Operator. If the Euroclear Operator did not have a sufficient amount of interests in securities on deposit of a particular type to cover the claims of all Euroclear participants credited with such interests in securities on the Euroclear Operator’s records, all Euroclear participants having an amount of interests in securities of such type credited to their accounts with the Euroclear Operator would have the right under Belgian law to the return of their pro rata share of the amount of interest in securities actually on deposit.

Under Belgian law, the Euroclear Operator is required to pass on the benefits of ownership in any interests in securities on deposit with it, such as dividends, voting rights and other entitlements, to any person credited with such interests in securities on its records.

Book-Entry Format

Under the book-entry format, the trustee will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants (including Clearstream, Luxembourg or Euroclear) or to you as the beneficial owner.

You may experience some delay in receiving your payments under this system. Neither we, the trustee under the indenture nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the notes.

DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interests on the notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes on your behalf. We and the trustee under the indenture have no responsibility for any aspect of the actions of DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We and the trustee under the indenture have no responsibility or liability for any aspect of the records kept by DTC, Clearstream, Luxembourg, Euroclear or any of their direct or indirect participants relating to or payments made on account of beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We also do not supervise these systems in any way.

The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a note if one or more of the direct participants to whom the note is credited directs DTC to take such action and only in respect of the portion of the aggregate principal amount of the notes as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants. Your ability to pledge notes to non-direct participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your notes.

Clearstream, Luxembourg or Euroclear will credit payments to the cash accounts of Clearstream, Luxembourg customers or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. These payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Clearstream, Luxembourg or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream, Luxembourg customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of DTC, Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Transfers Within and Among Book-Entry Systems

Transfers between DTC’s direct participants will occur in accordance with DTC rules. Transfers between Clearstream, Luxembourg customers and Euroclear participants will occur in accordance with its applicable rules and operating procedures.

DTC will effect cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other hand, in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary. However, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, instruct its depositary to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to the depositaries.

Because of time-zone differences, credits of securities received in Clearstream, Luxembourg or Euroclear resulting from a transaction with a DTC direct participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date. Those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream, Luxembourg customer or Euroclear participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of securities by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC direct participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash amount only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and Euroclear has agreed to the foregoing procedures in order to facilitate transfers of notes among their respective participants, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Same-Day Settlement and Payment

The underwriters will settle the notes in immediately available funds. We will make principal and interest payments on the notes in immediately available funds or the equivalent. Secondary market trading between DTC direct participants will occur in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream, Luxembourg customers and Euroclear participants will occur in accordance with their respective applicable rules and operating procedures and will be settled using the procedures applicable to conventional eurobonds in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity (if any) in the notes.

Certificated Notes

Unless and until they are exchanged, in whole or in part, for notes in definitive form in accordance with the terms of the notes, the notes may not be transferred except (1) as a whole by DTC to a nominee of DTC or (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

We will issue notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

•	we advise the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Securities Exchange Act of 1934, and the trustee or we are unable to locate a qualified successor within 90 days;

•	an event of default has occurred and is continuing under the indenture; or

•	we, at our option, elect to terminate the book-entry system through DTC.

If any of the three above events occurs, DTC is required to notify all direct participants that notes in fully certificated registered form are available through DTC. DTC will then surrender the global note representing the notes along with instructions for re-registration. The trustee will re-issue the notes in fully certificated registered form and will recognize the registered holders of the certificated notes as holders under the indenture.

Unless and until we issue the notes in fully certificated, registered form, (1) you will not be entitled to receive a certificate representing your interest in the notes; (2) all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by the depositary upon instructions from their direct participants; and (3) all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to the depositary, as the registered holder of the notes, for distribution to you in accordance with its policies and procedures.

Governing Law

The indenture and the notes for all purposes shall be governed by and construed in accordance with the law of the State of New York.

UNITED STATES TAX CONSIDERATIONS

The following summary describes the material United States federal income tax consequences and, in the case of a holder that is a non-U.S. holder (as defined below), the United States federal estate tax consequences, of purchasing, owning and disposing of notes. This summary applies to you only if you are the initial holder of the notes and you acquire the notes for a price equal to the issue price of the notes. The issue price of the notes is the first price at which a substantial amount of the notes is sold other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

This summary deals only with notes held as capital assets (generally, investment property) and does not deal with special tax situations such as:

•	dealers in securities or currencies;

•	traders in securities;

•	United States holders (as defined below) whose functional currency is not the United States dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other integrated transaction;

•	certain United States expatriates;

•	financial institutions;

•	insurance companies;

•	entities that are tax-exempt for United States federal income tax purposes; and

•	persons that acquire the notes for a price other than their issue price.

This summary does not discuss all of the aspects of United States federal income and estate taxation which may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any United States state or local income or foreign income or other tax consequences. This summary is based on United States federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended, (the “Internal Revenue Code”), Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this prospectus supplement. Subsequent developments in United States federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the United States federal income tax consequences of purchasing, owning and disposing of notes as set forth in this summary. Before you purchase notes, you should consult your own tax advisor regarding the particular United States federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of the notes that may be applicable to you.

United States Holders

The following summary applies to you only if you are a United States holder (as defined below).

Definition of a United States Holder

A “United States holder” is a beneficial owner of notes who or which for United States federal income tax purposes is:

•	an individual citizen or resident of the United States;

•	a corporation or partnership (or other entity classified as a corporation or partnership for these purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States, including any State (unless, in the case of a partnership, future Treasury regulations otherwise provide);

•	an estate, the income of which is subject to United States federal income taxation regardless of the source of that income; or

•	a trust, if, in general, a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the Internal Revenue Code) has the authority to control all of the trust’s substantial decisions.

Payments of Interest

Interest on your notes will be taxed as ordinary interest income. In addition:

•	if you use the cash method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time you receive the interest; and

•	if you use the accrual method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time the interest accrues.

Pre-Issuance Accrued Interest

The purchase price of the notes includes an amount attributable to interest accrued prior to the issue date of the notes. We believe that a portion of the first interest payment equal to such amount should be treated as a return of the pre-issuance accrued interest, rather than as interest payable on the notes. If this position is respected, as will be assumed for purposes of the remainder of this summary, our payment of such amount would not be treated as taxable income to you. You should consult your own tax advisor concerning the tax treatment of the pre-issuance accrued interest.

Sale, Redemption or Other Disposition of Notes

You generally will recognize taxable gain or loss when you sell or otherwise dispose of your notes equal to the difference, if any, between:

•	the amount realized on the sale or other disposition (less any amount attributable to accrued interest, which will be taxable in the manner described under “United States Tax Considerations – United States Holders – Payments of Interest”); and

•	your tax basis in the notes.

Your tax basis in your notes generally will be their cost, excluding the amount of any pre-issuance accrued interest paid upon acquisition of the notes. However, the tax basis consequences of pre-issuance accrued interest are unclear, and it is possible that the amount of the pre-issuance accrued interest could be included in the initial tax basis of your notes. If that were the case, your tax basis in your notes should be reduced by the amount of the pre-issuance accrued interest returned to you as part of the first interest payment, and if your notes were sold or disposed of prior to the first interest payment, your amount realized would not be reduced by the amount attributable to the pre-issuance accrued interest for purposes of determining your gain or loss.

Your gain or loss generally will be capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other disposition, you have held the notes for more than one year. If you are a non-corporate United States holder, your long-term capital gain generally will be subject to a maximum tax rate of 15%, which minimum tax rate will increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2009. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income.

Any portion of the amount realized on a sale or other disposition of your notes that is attributable to accrued but unpaid interest will generally be taxable as ordinary income if it has not previously been included in your income under the rules described above, except that in the event of a sale or disposition prior to the first interest payment, any amount attributable to pre-issuance accrued interest should not be treated as taxable income to you.

Backup Withholding

In general, “backup withholding” at a rate of 28% (which rate will increase to 31% for taxable years beginning on or after January 1, 2011) may apply:

•	to any payments made to you of principal of and interest on your note, and

•	to payment of the proceeds of a sale or exchange of your note before maturity,

if you are a non-corporate United States holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules.

The backup withholding tax is not an additional tax and may be credited against your United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

Non-U.S. Holders

The following summary applies to you if you are a beneficial owner of a note or notes who or which, for United States federal income tax purposes, is not a United States holder (as defined above) (a “non-U.S. holder”). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by virtue of being present in the United States:

•	on at least 31 days in the calendar year, and

•	for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year.

Resident aliens are subject to United States federal income tax as if they were United States citizens.

United States Federal Withholding Tax

Under current United States federal income tax laws, and subject to the discussion below, United States federal withholding tax will not apply to payments by Procter & Gamble or any paying agent of Procter & Gamble (in its capacity as such) of principal of and interest on your notes under the “portfolio interest” exception of the Internal Revenue Code, provided that in the case of interest:

•	you do not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of the stock of Procter & Gamble entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder;

•	you are not (i) a controlled foreign corporation for United States federal income tax purposes that is related, directly or indirectly, to Procter & Gamble through sufficient stock ownership (as provided in the Internal Revenue Code), or (ii) a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code;

•	such interest is not effectively connected with your conduct of a United States trade or business; and

•	you provide a signed IRS Form W-8 BEN certifying, under penalties of perjury, that you are not a United States person within the meaning of the Internal Revenue Code to:

(A)	Procter & Gamble or any paying agent of Procter & Gamble; or

(B)	a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to Procter & Gamble or any paying agent of Procter & Gamble under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed IRS Form W-8BEN and provides Procter & Gamble or any paying agent of Procter & Gamble with a copy of this Form.

Treasury regulations provide alternative methods for satisfying the certification requirement described in this section. In addition, under these regulations

•	if you are a foreign partnership, the certification requirement will generally apply to partners in you (or partners in such partners in the case of multiple-tiered partnerships):

•	if you are a foreign trust, the certification requirement will generally apply to you if you are a “foreign complex trust”, or to beneficiaries in you if you are a “foreign simple trust”, or a “foreign grantor trust”, all as defined in the Treasury regulations.

If you are a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

United States Federal Income Tax

Except for the possible application of United States withholding tax (see “United States Tax Considerations – Non-U.S. Holders – United States Federal Withholding Tax” above) and backup withholding tax (see “United States Tax Considerations – Backup Withholding and Information Reporting” below), you generally will not have to pay United States federal income tax on payments of principal of and interest on your notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes (provided that, in the case of proceeds representing accrued interest, the conditions described in “United States Tax Considerations – Non-U.S. Holders – United States Federal Withholding Tax” are met) unless:

•	in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your notes, and specific other conditions are met; or

•	the gain is effectively connected with your conduct of a United States trade or business, and, if an income tax treaty applies, is generally attributable to a United States “permanent establishment” maintained by you.

If you are engaged in a trade or business in the United States and interest, gain or any other income in respect of your notes is effectively connected with the conduct of your trade or business, and if an income tax treaty applies and you maintain a United States “permanent establishment” to which the interest, gain or other income is generally attributable, you may be subject to United States federal income tax on a net basis on the interest, gain or income (although interest is exempt from the withholding tax discussed in the preceding paragraphs provided that you provide a properly executed Internal Revenue Service form on or before any payment date to claim the exemption). In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a United States income tax treaty with your country of residence. For this purpose, you must include interest, gain or income on your notes in the earnings and profits subject to the branch tax if these amounts are effectively connected with the conduct of your United States trade or business.

United States Federal Estate Tax

If you are an individual and are not a United States citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of your death, your notes will generally not be subject to the United States federal estate tax, unless, at the time of your death:

•	you directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of stock of Procter & Gamble that is entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder; or

•	your interest on the notes is effectively connected with your conduct of a United States trade or business.

Recently enacted legislation reduces the maximum federal estate tax over an 8-year period beginning in 2002 and eliminates the tax for estates of decedents dying after December 31, 2009. In the absence of renewal legislation, these amendments will expire and the federal estate tax provisions in effect immediately prior to 2002 will be restored for estates of decedents dying after December 31, 2010.

Backup Withholding and Information Reporting

Under current Treasury regulations, backup withholding and information reporting will not apply to payments made by Procter & Gamble or any paying agent of Procter & Gamble (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in “United States Tax Considerations—Non-U.S. Holders—United States Federal Withholding Tax” above, and provided that neither Procter & Gamble nor any paying agent of Procter & Gamble has actual knowledge or reason to know that you are a United States holder (as described in “United States Tax Considerations—United States Holders” above). Procter & Gamble or any paying agent of Procter & Gamble generally will, however, report payments of interest on the notes.

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding, at a rate of 28% (which rate will increase to 31% for taxable years beginning on or after January 1, 2011.) If you sell your notes outside the United States through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes through a non-United States office of a broker that is:

•	a United States person (as defined in the Internal Revenue Code);

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business;

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. In circumstances where information reporting by a non-United States office of a broker is required, backup withholding will be required only if the broker has actual knowledge that you are a United States holder.

Payments of the proceeds from your disposition of a note made to or through the United States office of a broker is subject to information reporting and backup withholding unless you provide an IRS Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption from information reporting and backup withholding.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is furnished to the United States Internal Revenue Service.

UNDERWRITING

We intend to offer the notes through the underwriters. Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement and the related pricing agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriter	Principal Amount
Goldman, Sachs & Co.	$30,000,000
J.P. Morgan Securities Inc.	30,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	30,000,000
ABN AMRO Incorporated	30,000,000
Deutsche Bank Securities Inc.	30,000,000

Total	$150,000,000

The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of .3% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of .25 % of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The expenses of the offering, not including the underwriting discount, are estimated to be $160,000 and are payable by us.

Market for the Notes

We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will be maintained. If an active public trading market for the notes is not maintained, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Selling Restrictions

Each underwriter has agreed that it will not offer, sell or deliver any of the notes in any jurisdiction outside the United States except under circumstances that will result in compliance with the applicable laws thereof. Each underwriter has acknowledged that no action has been taken to permit a public offering in any jurisdiction outside the United States where action would be required for such purpose.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the issue date, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to the notes in, from or otherwise involving the United Kingdom;

Each underwriter has acknowledged and agreed that the notes have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

To the extent any underwriter that is not a U.S.-registered broker-dealer intends to effect sales of notes in the United States, it will do so through one or more U.S.-registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

Internet Distribution

J.P. Morgan Securities Inc. (“JPMorgan”) will make the notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

Other Relationships

The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Goldman, Sachs & Co., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, ABN AMRO Incorporated and Deutsche Bank Securities Inc. acted as underwriters of a portion of our $1.2 billion debt offering in November 2003. Merrill Lynch, Pierce, Fenner & Smith Incorporated also acted as the sole underwriter in connection with our $30 million debt offering in December 2003. J.P. Morgan Trust Company, National Association (successor in interest to Bank One Trust Company, National Association), which is an affiliate of J.P. Morgan Securities Inc., is the trustee under the indenture governing the notes offered hereby and the notes issued in November 2003 and December 2003.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for Procter & Gamble by Joe Stegbauer, Senior Counsel, The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004. Mr. Stegbauer may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson, and Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Ohio law upon the opinion of Mr. Stegbauer. Fried, Frank, Harris, Shriver & Jacobson from time to time performs legal services for Procter & Gamble.

AVAILABLE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional office at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Information relating to the operation of the public reference facility may be obtained by calling the SEC at 1-800-SEC-0330.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. Copies of such materials can be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

In addition, reports, proxy statements and other information concerning us may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the offices of the Cincinnati Stock Exchange, 400 S. LaSalle Street, 5th Floor, Chicago, Illinois 60605.

We have filed with the SEC a registration statement on Form S-3 with respect to the securities that we are offering through this prospectus supplement and the accompanying prospectus. This registration statement, together with all amendments, exhibits and documents incorporated by reference, is referred to as the “registration statement.” This prospectus supplement does not contain all of the information included in the registration statement. Certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the registration statement.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information in documents that we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information in documents that we file after the date of this prospectus supplement and before the termination of the offering will automatically update information in this prospectus supplement and the accompanying prospectus.

We incorporate by reference into this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended June 30, 2003;

•	our Quarterly Report on Form 10-Q for the period ended September 30, 2003; and

•	any future filings which we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities offered by this prospectus supplement and the accompanying prospectus.

PROSPECTUS

$5,000,000,000

The Procter & Gamble Company

By this prospectus, we may offer —

Debt Securities

Warrants

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated March 25, 2002

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, combining this Registration Statement with the remaining availability under our most recently filed prior Registration Statement, we may, from time to time, sell in one or more offerings up to a total dollar amount of $5,000,000,000 of any combination of our debt securities and warrants.

This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus.

You should carefully read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

THE COMPANY

In this prospectus supplement and the accompanying prospectus, unless we otherwise specify or the context otherwise requires, references to:

•	“Procter & Gamble,” “we,” “us,” and “our” are to The Procter & Gamble Company and its subsidiaries;

•	“fiscal” followed by a specific year are to our fiscal year ended or ending June 30 of that year; and

•	“dollars,” “$” and “U.S.$” are to United States dollars.

Procter & Gamble was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, we manufacture and market a broad range of consumer products in many countries throughout the world.

Our business is organized into five product-based, reportable segments called Global Business Units (“GBUs”). These units are: Fabric and Home Care; Baby, Feminine, and Family Care; Beauty Care; Health Care; and Food and Beverage.

•	Fabric and Home Care includes laundry, fabric enhancers, dishcare, and household cleaning products. Representative brands include Ariel, Tide, Dryel, Downy, Cascade, Dawn and Swiffer.

•	Baby, Feminine and Family Care includes tissues, towels, tampons, pads and liners, diapers and wipes. Representative brands include Bounty, Charmin, Always, Whisper, Pampers and Pampers Wipes.

•	Beauty Care includes hair care, hair colorants, deodorants, personal cleansing, skin care and cosmetics and fragrances, including all hair care, hair color and personal care products acquired in connection with our recent purchase of Clairol, Inc. from Bristol-Myers Squibb Company. Representative brands include Pantene, Herbal Essences, Nice ‘N Easy, Head & Shoulders, Secret, Zest, Olay, Cover Girl and Old Spice.

•	Food and Beverage includes coffee, peanut butter, juice, snacks and oils. Representative brands include Folgers, Jif, Sunny Delight, Pringles and Crisco.

•	Health Care includes oral care, personal health care, pharmaceuticals and pet health and nutrition. Representative brands include Crest, Scope, Metamucil, Vicks, Actonel, Asacol, Iams and Eukanuba.

In the most recent fiscal year ended June 30, 2001, the Fabric and Home Care and Baby, Feminine and Family Care global business units each accounted for 30% of total sales. Beauty Care accounted for 18%, and Health Care and Food and Beverage each accounted for 11% of total sales.

Our GBU structure is complemented by eight Market Development Organizations “MDOs”, which are intended to maximize the business potential for the entire product portfolio in each local market. In addition, we are in the process of streamlining and standardizing our essential global business services, such as accounting, employee benefits management, order management and information technology services, into a common Global Business Services organization.

We began implementing the GBU/ MDO structure in 1999 as part of our Organization 2005 restructuring program. The program was expanded in 2001 to deliver further cost reductions.

In the United States, as of June 30, 2001, we owned and operated 40 manufacturing facilities and leased and operated 2 manufacturing facilities in 23 states. In addition, we owned and operated 92 manufacturing facilities in 45 other countries as of that date. Fabric and Home Care products were produced at 47 of these locations; Baby, Feminine and Family Care products at 50; Health Care products at 27; Beauty Care products at 34; and Food and Beverage products at 15.

In November 2001, we purchased the Clairol business from Bristol-Myers Squibb Company. This acquisition includes hair care, hair color and personal care products with approximately $1.6 billion in annual net sales. We are currently in the process of fully integrating the Clairol business into our Beauty Care GBU.

In October 2001, we announced our intention to divest our Crisco and Jif brands in a spin-merge transaction with the J.M. Smucker Company. We expect this transaction to be completed by the end of our current fiscal year.

Our principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and our telephone number is (513) 983-1100.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information for the years ended June 30, 2001 and 2000 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2001. The summary consolidated financial information for the years ended June 30, 1999 and 1998 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1999. The summary consolidated financial information for the year ended June 30, 1997 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1998. All information is reported in U.S. dollars.

	Years Ended June 30,
(In millions, except per share data)	1997	1998	1999	2000	2001
Operating Results:
Net sales	$35,764	$37,154	$38,125	$39,951	$39,244
Cost of products sold(1)	20,510	20,896	21,027	21,514	22,102
Marketing, Research and Administrative Expenses(1)	9,766	10,203	10,845	12,483	12,406

Operating Income	5,488	6,055	6,253	5,954	4,736
Interest Expense	457	548	650	722	794
Other Income, Net	218	201	235	304	674

Earnings before income taxes	5,249	5,708	5,838	5,536	4,616
Income taxes	1,834	1,928	2,075	1,994	1,694

Net earnings	3,415	3,780	3,763	3,542	2,922
Basic net earnings per common share	$2.43	$2.74	$2.75	$2.61	$2.15
Diluted net earnings per common share	$2.28	$2.56	$2.59	$2.47	$2.07
Basic average shares outstanding (in millions)(2)	1,360.3	1,343.4	1,328.1	1,313.2	1,300.3
Diluted average shares outstanding (in millions)(2)	1,487.0	1,465.5	1,446.8	1,427.2	1,405.6
Ratio of earnings to fixed charges(3)	10.9	9.9	8.8	7.1	6.2

Financial Position (at period end):
Working Capital	$2,988	$1,327	$597	$5	$1,043
Total Assets(1)	27,598	31,042	32,192	34,366	34,387
Long-term debt(1)	4,159	5,774	6,265	9,012	9,792
Shareholders’ equity	12,046	12,236	12,058	12,287	12,010

(1)	Certain reclassifications of prior years’ amounts have been made to conform to the fiscal year 2001 presentation.

(2)	Restated for two-for-one stock split effective August 22, 1997.

(3)	Earnings used to compute this ratio are earnings before income taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representative of the interest factor).

Results of Operations: Year Ended June 30, 2001 Compared to the Year Ended June 30, 2000

Financial Review

Results of Operations

Fiscal 2001 was a year of progress — in making choices, establishing realistic goals and delivering on commitments. We also made considerable progress on strengthening our cost structure and improving cash efficiency. This was despite a tough year that included weakening economies in some major geographies, significant currency impacts, rising commodity prices and an increasingly competitive environment.

To accelerate long-term growth, we have made and will continue to make tough, clear choices about where to play and how to win. We are focused on building superior shareholder return — by creating and building big brands with top-line results, sales margins and cash flow at the best competitive benchmarks.

During the past year, we refocused on our core categories to develop high-margin growth businesses with global leadership potential. We also expanded our restructuring program, initiated in June 1999, in conjunction with Organization 2005, to drive further enrollment reductions and address under-performing businesses. These actions are critical to delivering on our long-term goals to consistently grow earnings and earnings per share at double-digit rates.

Net Earnings

Reported net earnings were $2.92 billion or $2.07 per share in 2001. This compared to $3.54 billion or $2.47 per share in 2000, and $3.76 billion or $2.59 per share in 1999. Current year results include charges of $1.48 billion after tax for restructuring program costs. These costs were $688 million and $385 million in 2000 and 1999, respectively. This program covers a significant reduction in enrollment, manufacturing consolidations and portfolio choices to scale back or discontinue under-performing businesses and initiatives.

Core net earnings, which exclude restructuring program costs, increased to $4.40 billion in 2001 from $4.23 billion in 2000 and $4.15 billion in 1999. Core net earnings per share were $3.12, compared to $2.95 per share in 2000 and $2.85 per share in 1999. Core net earnings per share increased 6% in 2001, compared to 4% in 2000. Core net earnings progress was significant in light of product cost increases and exchange impacts, which were offset by pricing benefits, lower taxes and gains from the divestiture of non-strategic brands. Growth in the prior year was affected by significant investments in new initiatives.

Net Sales

Reported net sales were $39.24 billion, compared to $39.95 billion in 2000 and $38.13 billion in 1999. Excluding an unfavorable exchange rate impact of over 3% in the current year, net sales grew 2%, reflecting improved pricing in beauty care, fabric and home care and paper, primarily family care. Unit volume was flat in 2001, as exceptionally strong performance by new businesses in health care was offset by softness in food and beverage. Unit volume grew 4% in 2000, while net sales excluding a 2% unfavorable exchange impact increased 7%. This growth reflected strong product initiative activity, the acquisition of the Iams pet health and nutrition business and progress on flagship brands, largely in fabric and home care.

Operating Costs

Consistent with our commitment to reduce our cost structure to more competitive levels, in the fourth quarter, we broadened our restructuring program to deliver further cost reductions by reducing overheads, consolidating manufacturing operations and addressing under-performing businesses and initiatives. Given the nature and magnitude of the charges related to this program, the following discussions include supplemental information on a “core” basis — excluding restructuring charges.

Cost of products sold was $22.10 billion in 2001, compared to $21.51 billion and $21.03 billion in 2000 and 1999, respectively. Restructuring costs included in cost of products sold were $1.14 billion in 2001, $496 million in 2000 and $443 million in 1999. Excluding restructuring charges, cost of products sold was flat versus the prior year, as a disciplined cost focus overcame commodity cost increases, such as energy. Core cost of products sold was up 2% in 2000.

Marketing, research and administrative expense was $12.41 billion versus $12.48 billion in 2000 and $10.85 billion in 1999. These include restructuring costs of $583 million in 2001, $318 million in 2000 and $38 million in 1999, primarily due to employee separation expenses. Excluding restructuring charges, marketing, research and administrative expense was $11.82 billion in the current year versus $12.17 billion in 2000 and $10.81 billion in 1999. As a percent of net sales, this was 30.0% in 2001, 30.4% in 2000 and 28.3% in 1999. The decrease in the current year was due to a reduction in overhead costs, as well as marketing support efficiencies. The increase in 2000 reflects the high level of initiative investment.

Margins

In 2001, gross margin was 43.7%, compared to 46.1% in 2000 and 44.8% in 1999. Gross margin included restructuring charges that consisted primarily of accelerated depreciation, asset write-downs and employee separation costs for manufacturing employees.

Excluding these charges, gross margin was 46.8%, 47.4% and 46.0% in 2001, 2000 and 1999, respectively, reflecting rising material costs despite the benefit of pricing actions and effective cost management.

Operating margin was 12.1%, compared to 14.9% in 2000 and 16.4% in 1999. Excluding restructuring charges, core operating margin was 16.7%, compared to 16.9% in 2000 and 17.7% in 1999.

Net earnings margin was 7.4% versus 8.9% in 2000 and 9.9% in 1999. Excluding restructuring charges, core net earnings margin was 11.2%, up from 10.6% in 2000 and 10.9% in 1999. The margin increase in 2001 reflects the gains from minor brand divestitures and lower taxes, partially offset by increased product costs and unfavorable exchange impacts. In 2000, the core net earnings margin decreased, reflecting increased spending, primarily from initiative investments.

Non-Operating Items

Interest expense was $794 million in 2001, compared to $722 million in 2000 and $650 million in 1999. The interest expense trend reflects higher average debt levels, primarily due to share repurchases and acquisitions.

Other income, net, which consists primarily of interest and investment income and divestiture gains contributed $674 million, compared to $304 million in 2000 and $235 million in 1999. Increased gains from the divestiture of minor brands drove the year-to-year changes.

Our effective tax rate for the current year was 36.7%, compared to 36.0% in 2000 and 35.5% in 1999. Excluding restructuring costs and related tax effects, the effective tax rate was 32.0%, compared to 33.4% in 2000 and 34.4% in 1999. This change reflects the continuing benefit of the implementation of our new global business unit structure.

Financial Condition

One of our focus areas is to improve our cash efficiency as a key element of achieving superior shareholder return.

Cash

Operating cash flow provides the primary source of funds to finance operating needs, capital expenditures and shareholder dividends. This is supplemented by additional borrowings to provide funds to finance the share repurchase program and acquisitions.

Cash flow from operations was $5.80 billion, $4.68 billion and $5.54 billion in 2001, 2000 and 1999, respectively. Operating cash flow trends were primarily impacted by working capital changes, including the impact of restructuring program accruals.

Cash and cash equivalents increased $891 million in the current year to $2.31 billion, reflecting reduced capital expenditures and improved working capital. Cash and cash equivalents were $1.42 billion in 2000 and $2.29 billion in 1999. The decrease in 2000 reflected acquisition spending and lower net earnings, partially offset by the issuance of debt.

Net cash used for acquisitions completed during 2001 totaled $138 million. This compares to acquisition spending of $2.97 billion in 2000 and $137 million in 1999. Spending in fiscal 2000 was primarily related to the acquisitions of The Iams Company and Affiliates, Recovery Engineering, Inc. and a joint venture ownership increase in China. In May 2001, the Company announced its intent to acquire the Clairol business, pending regulatory clearance. This transaction was consummated in November 2001. A substantial portion of the $4.95 billion purchase price was financed with debt.

We continue our program to divest certain non-strategic brands in order to focus resources on core businesses. The proceeds from these and other asset sales generated $788 million in cash flow in the current year, compared to $419 million and $434 million in 2000 and 1999, respectively.

We maintain a share repurchase program, which authorizes the purchase of shares annually on the open market to mitigate the dilutive impact of employee compensation programs. We also have a discretionary buy-back program under which we may repurchase additional outstanding shares. Current year purchases under the combined programs were $1.25 billion, compared to $1.77 billion in 2000 and $2.53 billion in 1999. We issued equity put options in 2001 for one million shares at approximately $74 per share and for 12 million shares at prices ranging from $60 to $71 per share in 2000, which reduced our cash outlay for share repurchases.

Common share dividends grew 9% to $1.40 per share in 2001, compared to $1.28 and $1.14 in 2000 and 1999, respectively. During 2002, the annual dividend rate will increase to $1.52 per common share, marking the 46th consecutive year of increased common share dividend payments. Total dividend payments, to both common and preferred shareholders, were $1.94 billion, $1.80 billion and $1.63 billion in 2001, 2000 and 1999, respectively.

Total debt was fairly stable at $12.03 billion at June 30, 2001 and $12.25 billion at June 30, 2000. A number of factors influenced the various debt components, including issuance of long-term debt, reductions in short-term debt, currency effects and mark-to-market impacts of derivative financial instruments.

Long-term borrowing available under our shelf registration statement filed in 1995, as amended in July 1997 and September 1999, was $489 million at June 30, 2001. Additionally, the Company is able to issue commercial paper at favorable rates and to access general bank financing.

Capital Spending

Significant progress was made in 2001, as capital expenditures decreased to $2.49 billion compared to $3.02 billion in 2000 and $2.83 billion in 1999. Current year spending is 6.3% of net sales, compared to 7.6% and 7.4% in 2000 and 1999. During 2001, capital spending declined in most segments due to more choiceful investments, increased efficiencies and favorable currency impacts.

FORWARD LOOKING STATEMENTS

All statements, other than statements of historical fact, included or incorporated by reference in this prospectus and in any prospectus supplement, are forward looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this prospectus and in any prospectus supplement, there are certain risk factors that could cause results to differ materially from those anticipated by some of the statements made. These include achievement of the business unit volume and income growth projections, the achievement of our cost containment goals, the successful integration of the Clairol business, the timely and successful closing of the Jif and Crisco spin/merge transaction, the continued political and/or economic uncertainty in Latin America, any political and/or economic uncertainty due to terrorist activities, Kmart’s successful management during, and emergence from, Chapter 11 bankruptcy and our successful management of business, legal and financial matters during Kmart’s Chapter 11 bankruptcy proceedings, as well as factors listed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our most recently filed Forms 10-K and 10-Q and in our most recently filed Form 8-Ks.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of debt securities and warrants offered by this prospectus for general corporate purposes.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of any debt securities that we may offer in the future. A prospectus supplement relating to a particular series of debt securities will describe the specific terms of that particular series and the extent to which the general terms and provisions apply to that particular series.

General

We expect to issue the debt securities under an indenture, dated as of September 28, 1992, between us and Bank One Trust Company, NA, successor in interest to The First National Bank of Chicago, as trustee. We have filed a copy of the indenture as an exhibit to the registration statement of which this prospectus forms a part. The following summaries of various provisions of the indenture are not complete. You should read the indenture for a more complete understanding of the provisions described in this section. The indenture itself, not this description or the description in the prospectus supplement, defines your rights as a holder of debt securities. Parenthetical section and article numbers in this description refer to sections and articles in the indenture.

The debt securities will be unsecured obligations of Procter & Gamble. The indenture does not limit the amount of debt securities that we may issue under the indenture. The indenture provides that we may issue debt securities from time to time in one or more series.

Terms of a Particular Series

Each prospectus supplement relating to a particular series of debt securities will include specific information relating to the offering. This information will include some or all of the following terms of the debt securities of the series:

•	the title of the debt securities;

•	any limit on the total principal amount of the debt securities;

•	the date or dates on which the debt securities will mature;

•	the rate or rates, which may be fixed or variable, at which the debt securities will bear interest, if any, and the date or dates from which interest will accrue;

•	the dates on which interest, if any, will be payable and the regular record dates for interest payments;

•	any mandatory or optional sinking fund or similar provisions;

•	any optional or mandatory redemption provisions, including the price at which, the periods within which, and the terms and conditions upon which we may redeem or repurchase the debt securities;

•	the terms and conditions upon which the debt securities may be repayable prior to final maturity at the option of the holder;

•	the portion of the principal amount of the debt securities that will be payable upon acceleration of maturity, if other than the entire principal amount;

•	provisions allowing us to defease the debt securities or certain restrictive covenants and certain events of default under the indenture;

•	if other than in United States dollars, the currency or currencies, including composite currencies, of payment of principal of and premium, if any, and interest on the debt securities;

•	the federal income tax consequences and other special considerations applicable to any debt securities denominated in a currency or currencies other than United States dollars;

•	any index used to determine the amount of payments of principal of and premium, if any, and interest, if any, on the debt securities;

•	if the debt securities will be issuable only in the form of a global security as described below, the depository or its nominee with respect to the debt securities and the circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depository or its nominee; and

•	any other terms of the debt securities. (Section 301)

Payment of Principal, Premium and Interest

Unless otherwise indicated in the prospectus supplement, principal of and premium, if any, and interest, if any, on the debt securities will be payable, and the debt securities will be exchangeable and transfers of debt securities will be registrable, at the office of the trustee at One North Street, 9th Floor, Chicago, Illinois 60670. At our option, however, payment of interest may be made by:

•	wire transfer on the date of payment in immediately available federal funds or next day funds to an account specified by written notice to the trustee from any holder of debt securities;

•	any similar manner that the holder may designate in writing to the trustee; or

•	check mailed to the address of the holder as it appears in the security register. (Sections 301, 305 and 1002)

Any payment of principal and premium, if any, and interest, if any, required to be made on a day that is not a business day need not be made on that day, but may be made on the next succeeding business day with the same force and effect as if made on the non-business day. No interest will accrue for the period from and after the non-business day. (Section 113)

Unless otherwise indicated in the prospectus supplement relating to the particular series of debt securities, we will issue the debt securities only in fully registered form, without coupons, in denominations of $1,000 or any multiple of $1,000. (Section 302) We will not require a service charge for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange. (Section 305)

Original Issue Discount Securities

Debt securities may be issued under the indenture as original issue discount securities to be offered and sold at a substantial discount from their stated principal amount. An original issue discount security under the indenture includes any security which provides for an amount less than its principal amount to be due and payable upon a declaration of acceleration upon the occurrence of an event of default. In addition, under regulations of the U.S. Treasury Department it is possible that debt securities which are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes, and special rules may apply to debt securities and warrants which are considered to be issued as “investment units”. Federal income tax consequences and other special considerations applicable to any such original issue discount securities, or other debt securities treated as issued at an original issue discount, and to “investment units” will be described in the applicable prospectus supplement.

Book-Entry Debt Securities

The debt securities of a series may be issued in the form of one or more global securities that will be deposited with a depository or its nominee identified in the prospectus supplement relating to the debt securities. In this case, one or more global securities will be issued in a denomination or total denominations equal to the portion of the total principal amount of outstanding debt securities to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a global security may not be registered for transfer or exchange except as a whole by the depository for the global security to a nominee of the depository and except in the circumstances described in the prospectus supplement relating to the debt securities. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security. (Sections 204 and 305)

Restrictive Covenants

In this section we describe the principal covenants that will apply to the debt securities unless the prospectus supplement for a particular series of debt securities states otherwise. We make use of several defined terms in this section. The definitions for these terms are located at the end of this section under “— Definitions Applicable to Covenants.”

Restrictions on Secured Debt

If we or any Domestic Subsidiary shall incur, assume or guarantee any Debt secured by a Mortgage on any Principal Domestic Manufacturing Property or on any shares of stock or debt of any Domestic Subsidiary, we will secure, or cause such Domestic Subsidiary to secure, the debt securities then outstanding equally and ratably with (or prior to) such Debt. However, we will not be restricted by this covenant if, after giving effect to the particular Debt so secured the total amount of all Debt so secured, together with all Attributable Debt in respect of sale and leaseback transactions involving Principal Domestic Manufacturing Properties, would not exceed 5% of our and our consolidated subsidiaries’ Consolidated Net Tangible Assets.

In addition, the restriction will not apply to, and there shall be excluded in computing secured Debt for the purpose of the restriction, Debt secured by

(1)	Mortgages on property of, or on any shares of stock or debt of, any corporation existing at the time the corporation becomes a Domestic Subsidiary;

(2)	Mortgages in favor of us or a Domestic Subsidiary;

(3)	Mortgages in favor of U.S. governmental bodies to secure progress or advance payments;

(4)	Mortgages on property, shares of stock or debt existing at the time of their acquisition, including acquisition through merger or consolidation, purchase money Mortgages and construction cost Mortgages; and

(5)	any extension, renewal or refunding of any Mortgage referred to in the immediately preceding clauses (1) through (4), inclusive. (Section 1004)

The indenture does not restrict the incurrence of unsecured debt by us or our subsidiaries.

Restrictions on Sales and Leasebacks

Neither we nor any Domestic Subsidiary may enter into any sale and leaseback transaction involving any Principal Domestic Manufacturing Property, the completion of construction and commencement of full operation of which has occurred more than 120 days prior to the transaction, unless

•	we or the Domestic Subsidiary could incur a lien on the property under the restrictions described above under “Restrictions on Secured Debt” in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the debt securities then outstanding or

•	we, within 120 days, apply to the retirement of our Funded Debt an amount not less than the greater of (1) the net proceeds of the sale of the Principal Domestic Manufacturing Property leased pursuant to such arrangement or (2) the fair value of the Principal Domestic Manufacturing Property so leased, subject to credits for various voluntary retirements of Funded Debt.

This restriction will not apply to any sale and leaseback transaction

•	between us and a Domestic Subsidiary,

•	between Domestic Subsidiaries or

•	involving the taking back of a lease for a period of less than three years. (Section 1005)

Definitions Applicable to Covenants

The term “Attributable Debt” means the total net amount of rent, discounted at 10% per annum compounded annually, required to be paid during the remaining term of any lease.

The term “Consolidated Net Tangible Assets” means the total amount of assets, less applicable reserves and other properly deductible items, after deducting (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as described on our and our consolidated subsidiaries’ most recent balance sheet and computed in accordance with generally accepted accounting principles.

The term “Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

The term “Domestic Subsidiary” means any of our subsidiaries except a subsidiary which neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States or which is engaged primarily in financing our and our subsidiaries’ operations outside the United States.

The term “Funded Debt” means Debt having a maturity of, or by its terms extendible or renewable for, a period of more than 12 months after the date of determination of the amount of Debt.

The term “Mortgage” means pledges, mortgages and other liens.

The term “Principal Domestic Manufacturing Property” means any facility (together with the land on which it is erected and fixtures comprising a part of the land) used primarily for manufacturing or processing, located in the United States, owned or leased by us or one of our subsidiaries and having a gross book value in excess of 3/4 of 1% of Consolidated Net Tangible Assets. However, the term “Principal Domestic Manufacturing Property” does not include any facility or portion of a facility (1) which is a pollution control or other facility financed by obligations issued by a state or local governmental unit pursuant to Section 103(b)(4)(E), 103(b)(4)(F) or 103(b)(6) of the Internal Revenue Code of 1954, or any successor provision thereof, or (2) which, in the opinion of our board of directors, is not of material importance to the total business conducted by us and our subsidiaries as an entirety.

Events of Default

Any one of the following are events of default under the indenture with respect to debt securities of any series:

(1)	our failure to pay principal of or premium, if any, on any debt security of that series when due;

(2)	our failure to pay any interest on any debt security of that series when due, continued for 30 days;

(3)	our failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

(4)	our failure to perform any other of our covenants in the indenture, other than a covenant included in the indenture solely for the benefit of other series of debt securities, continued for 90 days after written notice as provided in the indenture;

(5)	certain events involving bankruptcy, insolvency or reorganization; and

(6)	any other event of default provided with respect to debt securities of that series. (Section 501)

If an event of default with respect to outstanding debt securities of any series shall occur and be continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are original issue discount securities, the portion of the principal amount as may be specified in the terms of that series) of all the debt securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series may, under some circumstances, rescind and annul the acceleration. (Section 502) For information as to waiver of defaults, see the section below entitled “Modification and Waiver”.

A prospectus supplement relating to each series of debt securities which are original issue discount securities will describe the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of an event of default and its continuation.

During default, the trustee has a duty to act with the required standard of care. Otherwise, the indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders shall have offered to the trustee reasonable indemnity. (Section 603) If the provisions for indemnification of the trustee have been satisfied, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. (Section 512)

We will furnish to the trustee annually a certificate as to our compliance with all conditions and covenants under the indenture. (Section 1007)

Defeasance

The prospectus supplement will state if any defeasance provision will apply to the debt securities. Defeasance refers to the discharge of some or all of our obligations under the indenture.

Defeasance and Discharge

We will be discharged from any and all obligations in respect of the debt securities of any series if we deposit with the trustee, in trust, money and/or U.S. government securities which through the payment of interest and principal will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the debt securities of the series on the dates those payments are due and payable.

If we defease a series of debt securities, the holders of the debt securities of the series will not be entitled to the benefits of the indenture, except for

•	the rights of holders to receive from the trust funds payment of principal, premium and interest on the debt securities,

•	our obligation to register the transfer or exchange of debt securities of the series,

•	our obligation to replace stolen, lost or mutilated debt securities of the series,

•	our obligation to maintain paying agencies,

•	our obligation to hold monies for payment in trust and

•	the rights of holders to benefit, as applicable, from the rights, powers, trusts, duties and immunities of the trustee.

We may defease a series of debt securities only if, among other things:

•	we have received from, or there has been published by, the Internal Revenue Service a ruling to the effect that holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred, and

•	we have delivered to the trustee an opinion of counsel, who may be our employee or counsel, to the effect that the debt securities of the series, if then listed on the New York Stock Exchange, will not be delisted as a result of the deposit, defeasance and discharge. (Section 403)

Defeasance of Covenants and Events of Default

We may omit to comply with the covenants described above under “Restrictions on Secured Debt” (Section 1004) and “Restrictions on Sales and Leasebacks” (Section 1005), and the failure to comply with these covenants will not be deemed an event of default (Section 501(4)), if we deposit with the trustee, in trust, money and/or U.S. government securities which through the payment of interest and principal will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the debt securities of the series on the dates those payments are due and payable. Our obligations under the indenture and the debt securities of the series will remain in full force and effect, other than with respect to the defeased covenants and related events of default.

We may defease the covenants and the related events of default described above only if, among other things, we have delivered to the trustee an opinion of counsel, who may be our employee or counsel, to the effect that

•

the holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and defeasance of the covenants and events of default, and the holders of the debt securities of the series will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred, and

•	the debt securities of the series, if then listed on the New York Stock Exchange, will not be delisted as a result of the deposit and defeasance. (Section 1006)

If we choose covenant defeasance with respect to the debt securities of any series as described above and the debt securities of the series are declared due and payable because of the occurrence of any event of default other than the event of default described in clause (4) under “Events of Default”, the amount of money and U.S. government securities on deposit with the trustee will be sufficient to pay amounts due on the debt securities of the series at the time of their stated maturity. The amount on deposit with the trustee may not be sufficient to pay amounts due on the debt securities of the series at the time of the acceleration resulting from the event of default. However, we will remain liable for these payments.

Modification and Waiver

Procter & Gamble and the trustee may make modifications of and amendments to the indenture if the holders of at least 66 2/3% in principal amount of the outstanding debt securities of each series affected by the modification or amendment consent to the modification or amendment.

However, the consent of the holder of each debt security affected will be required for any modification or amendment that

•	changes the stated maturity of the principal of, or any installment of principal of or interest on, any debt security,

•	reduces the principal amount of, or the premium, if any, or interest, if any, on, any debt security,

•	reduces the amount of principal of an original issue discount security payable upon acceleration of the maturity of the security,

•	changes the place or currency of payment of principal of, or premium, if any, or interest, if any, on, any debt security,

•	impairs the right to institute suit for the enforcement of any payment on any debt security, or

•	reduces the percentage in principal amount of debt securities of any series necessary to modify or amend the indenture or to waive compliance with various provisions of the indenture or to waive various defaults. (Section 902)

Without the consent of any holder of debt securities, we and the trustee may make modifications or amendments to the indenture in order to

•	evidence the succession of another person to us and the assumption by that person of the covenants in the indenture,

•	add to the covenants for the benefit of the holders,

•	add additional events of default,

•	permit or facilitate the issuance of securities in bearer form or uncertificated form,

•	add to, change, or eliminate any provision of the indenture in respect of a series of debt securities to be created in the future,

•	secure the securities as required by “Restrictions on Secured Debt,”

•	establish the form or terms of securities of any series,

•	evidence the appointment of a successor trustee, or

•	cure any ambiguity, correct or supplement any provision which may be inconsistent with another provision, or make any other provision, provided that any action may not adversely affect the interests of holders of debt securities in any material respect.

The holders of at least 66 2/3% in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive compliance by us with various restrictive provisions of the indenture. (Section 1008)

The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive any past default with respect to that series, except

•	a default in the payment of the principal of or premium, if any, or interest on any debt security of that series, or

•	a default in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series that would be affected. (Section 513)

Consolidation, Merger and Sale of Assets

If the conditions below are met, we may, without the consent of any holders of outstanding debt securities:

•	consolidate or merge with or into another entity, or

•	transfer or lease our assets as an entirety to another entity.

We have agreed that we will engage in a consolidation, merger or transfer or lease of assets as an entirety only if

•	the entity formed by the consolidation or into which we are merged or which acquires or leases our assets is a corporation, partnership or trust organized and existing under the laws of any United States jurisdiction and assumes our obligations on the debt securities and under the indenture,

•	after giving effect to the transaction no event of default would have happened and be continuing, and

•	various other conditions are met. (Article Eight)

Regarding the Trustee

Bank One Trust Company, NA, successor in interest to The First National Bank of Chicago, is the trustee under the indenture. Bank One is also a depositary of Procter & Gamble and has performed other services for us and our subsidiaries in the normal course of its business.

DESCRIPTION OF WARRANTS

This section describes the general terms and provisions of the warrants to which any prospectus supplement may relate. The particular terms of the warrants offered by any prospectus supplement and the extent, if any, to which the general provisions may apply to the warrants so offered will be described in the prospectus supplement relating to the offered warrants.

We may issue the following types of warrants:

•	warrants for the purchase of debt securities,

•	warrants to buy or sell government debt securities, which are debt securities of or guaranteed by the United States,

•	warrants to buy or sell foreign currencies, currency units or units of a currency index or currency basket,

•	warrants to buy or sell units of a stock index or stock basket and

•	warrants to buy and sell a commodity or a commodity index.

We may issue warrants independently or together with any debt securities offered by any prospectus supplement. Warrants may be attached to or separate from any debt securities. The warrants will be settled either through physical delivery or through payment of a cash settlement value as described below and in any applicable prospectus supplement.

Warrants will be issued under a warrant agreement to be entered into between Procter & Gamble and a bank or trust company, as warrant agent, all as described in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of warrants.

We have filed a copy of the form of warrant agreement, including the form of warrant certificate, as an exhibit to the registration statement of which this prospectus forms a part. The following summaries of various provisions of the form of warrant agreement are not complete. You should read the form of warrant agreement for a more complete understanding of the provisions described in this section. The warrant agreement itself, not this description or the description in the prospectus supplement, defines your rights as a holder of warrants.

Terms

The prospectus supplement will describe the following terms of the offered warrants:

•	the offering price;

•	the currency, currency unit, currency index or currency basket based on or relating to currencies for which warrants may be purchased;

•	the date on which the right to exercise the warrants commences and the date on which the right expires;

•	whether the warrant certificates will be issuable in definitive registered form or global form or both;

•	federal income tax consequences;

•	whether the warrant is for debt securities, government debt securities, currencies, currency units, currency indices or currency baskets, stock indices, stock baskets,

•	commodities, commodity indices or another index or reference as described in the prospectus supplement; and

•	any other terms of the warrants, including any terms which may be required or advisable under United States laws or regulations.

Warrants to Purchase Debt Securities

If the offered warrants are to purchase debt securities, the prospectus supplement will also describe

•	the designation, total principal amount, currency, currency unit or currency basket of denomination and other terms of the debt securities purchasable upon exercise of the offered warrants;

•	the designation and terms of the debt securities with which the offered warrants are issued and the number of offered warrants issued with each debt security;

•	the date on and after which the offered warrants and the related debt securities will be separately transferable; and

•	the principal amount of debt securities purchasable upon exercise of one offered warrant and the price at which and currency, currency unit or currency basket in which such principal amount of debt securities may be purchased upon exercise.

Warrants to Buy or Sell Government Debt Securities or Foreign Currencies

If the offered warrants are to buy or sell government debt securities or a foreign currency, currency unit, currency index or currency basket, the offered warrants will be listed on a national securities exchange and the prospectus supplement will describe

•	the amount and designation of the government debt securities or currency, currency unit, currency index or currency basket, as the case may be, subject to each offered warrant,

•	whether the offered warrants provide for cash settlement or delivery of the government debt securities or foreign currency, currency unit, units of the currency index or currency basket upon exercise, and

•	the national securities exchange on which the offered warrants will be listed.

Warrants on a Stock Index or a Stock Basket

If the offered warrants are warrants on a stock index or a stock basket, the offered warrants will provide for payment of an amount in cash determined by reference to increases or decreases in the stock index or stock basket and will be listed on a national securities exchange, and the prospectus supplement will describe

•	the terms of the offered warrants,

•	the stock index or stock basket covered by the offered warrants and the market to which the stock index or stock basket relates, and

•	the national securities exchange on which the offered warrants will be listed.

Warrants on a Commodity or Commodity Index

If the offered warrants are warrants on a commodity or commodity index, the offered warrants will provide for cash settlement or delivery of the particular commodity or commodities and the offered warrants will be listed on a national securities exchange. The prospectus supplement will describe

•	the terms of the offered warrants,

•	the commodity or commodity index covered by the offered warrants and the market, if any, to which the commodity or commodity index relates and

•	the national securities exchange on which the warrants will be listed.

Warrant Certificates

Warrant certificates may be exchanged for new warrant certificates of different denominations, may if in registered form be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Warrants to buy or sell government debt securities or a foreign currency, currency unit, currency index or currency basket, and warrants on stock indices or stock baskets or on commodities or commodity indices may be issued in the form of a single global warrant certificate, registered in the name of the nominee of the depository of the warrants, or may initially be issued in the form of definitive certificates that may be exchanged, on a fixed date, or on a date or dates selected by us, for interests in a global warrant certificate, as described in the applicable prospectus supplement.

Prior to the exercise of their warrants, holders of warrants to purchase debt securities will not have any of the rights of holders of the debt securities purchasable upon exercise of the warrant, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities or to enforce covenants in the indenture.

Exercise of Warrants

As described in or calculable from the prospectus supplement relating to the warrants, you may exercise your warrant

•	to purchase the principal amount of debt securities at the exercise price,

•	to buy or sell the amount of government debt securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities at the exercise price or

•	to receive such settlement value in respect of such amount of government debt securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodity index.

Warrants may be exercised at any time up to 3:00 P.M. New York time on the date described in the prospectus supplement relating to such warrants or as may be otherwise described in the prospectus supplement. After that time on that date, or a later date to which the date may be extended by us, unexercised warrants will become void.

If there are no restrictions or additional requirements described in the prospectus supplement, you may exercise warrants by delivering to the warrant agent

•	the properly completed and duly executed warrant certificate and

•	payment as provided in the prospectus supplement of the amount required to purchase the debt securities, or, except in the case of warrants providing for cash settlement, payment for or delivery of the government debt securities or currency, currency unit, currency index, currency basket, stock index, stock basket, commodity or commodities index as the case may be, purchased or sold upon the exercise of the warrant.

Warrants will be deemed to have been exercised upon receipt of the warrant certificate and any payment, if applicable, at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. We will, as soon as possible, issue and deliver the debt securities purchasable upon exercise, or buy or sell the government debt securities or currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities or pay the settlement value in respect of the warrants. If you exercise fewer than all of the warrants represented by the warrant certificate, you will receive a new warrant certificate for the remaining amount of the warrants.

PLAN OF DISTRIBUTION

General

We may sell debt securities and/or warrants in one or more transactions from time to time to or through underwriters, who may act as principals or agents, directly to other purchasers or through agents to other purchasers.

A prospectus supplement relating to a particular offering of debt securities or warrants may include the following information:

•	the terms of the offering,

•	the names of any underwriters or agents,

•	the purchase price of the securities from us,

•	the net proceeds to us from the sale of the securities,

•	any delayed delivery arrangements,

•	any underwriting discounts and other items constituting underwriters’ compensation,

•	any initial public offering price and

•	any discounts or concessions allowed or reallowed or paid to dealers.

The distribution of the debt securities and warrants, if any, may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

Underwriting Compensation

In connection with the sale of debt securities and warrants, if any, underwriters may receive compensation from us or from purchasers for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell debt securities and warrants to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

Underwriters, dealers and agents that participate in the distribution of debt securities and warrants may be deemed to be underwriters under the Securities Act. Any discounts or commissions that they receive from us and any profit that they receive on the resale of debt securities and warrants may be deemed to be underwriting discounts and commissions under the Securities Act. If any entity is deemed an underwriter or any amounts deemed underwriting discounts and commissions, the prospectus supplement will identify the underwriter or agent and describe the compensation received from us.

Indemnification

We may enter agreements under which underwriters and agents who participate in the distribution of debt securities and warrants may be entitled to indemnification by us against various liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the underwriters, dealers or agents may be required to make.

Related Transactions

Various of the underwriters who participate in the distribution of debt securities or warrants, and their affiliates, may perform various commercial banking and investment banking services for us from time to time in the ordinary course of business.

Delayed Delivery Contracts

We may authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase debt securities and warrants from us pursuant to contracts providing for payment and delivery on a future date. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases we must approve these institutions. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the debt securities and/or warrants shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

No Established Trading Market

The debt securities and/or warrants, when first issued, will have no established trading market. Any underwriters or agents to or through whom we sell debt securities or warrants for public offering and sale may make a market in the securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities or warrants.

Price Stabilization and Short Positions

If underwriters or dealers are used in the sale, until the distribution of the securities is completed, rules of the Securities and Exchange Commission may limit the ability of any underwriters to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of the securities. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offering, i.e., if they sell more securities than are set forth on the cover page of the prospectus supplement, the representatives of the underwriters may reduce that short position by purchasing securities in the open market.

We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, we make no representation that the representatives of any underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL OPINIONS

The validity of the issuance of our securities offered by this prospectus will be passed upon for The Procter & Gamble Company by Terry L. Overbey, Secretary, and for any underwriters or agents by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations). Mr. Overbey may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson. Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Ohio law upon the opinion of Mr. Overbey. Fried, Frank, Harris, Shriver & Jacobson performs legal services for us from time to time.

EXPERTS

The financial statements incorporated in this prospectus by reference from The Procter and Gamble Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC reference room:

450 Fifth Street, N.W.

Room 1024

Washington, DC 20549

Please telephone the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. You may find our reports, proxy statements and other information at this SEC website.

In addition, you can obtain our reports, proxy statements and other information about Procter & Gamble at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and at the offices of the Cincinnati Stock Exchange, 400 LaSalle Street, 5th Floor, Chicago, Illinois 60605.

The SEC allows us to “incorporate by reference” into this document the information which we filed with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10-K for our fiscal year ended June 30, 2001;

•	Our Quarterly Reports on Form 10-Q for the periods ended September 30, 2001 and December 31, 2001; and

•	Our Current Reports on Form 8-K dated August 7, 2001, August 15, 2001, September 5, 2001, October 30, 2001, November 16, 2001, December 11, 2001 and January 31, 2002.

In addition to the documents listed above, we also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information filed in response to Items 402(i), (k) and (l) of Regulation S-K) until we have sold all of the offered securities to which this prospectus relates or the offering is otherwise terminated. Furthermore, all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and before the date of effectiveness of the registration statement are deemed to be incorporated by reference into, and to be a part of, this prospectus from the date of filing of those documents.

You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into the filing), at no cost, by writing us at the following address or telephoning us at (513) 983-8697 between 8:00 a.m. and 5:00 p.m., Eastern Standard Time:

The Procter & Gamble Company

Attn: Linda D. Rohrer, Assistant Secretary

1 Procter & Gamble Plaza

Cincinnati, Ohio 45202-3315

You may also get a copy of these reports from our website at http://www.pg.com. Please note, however, that we have not incorporated any other information by reference from our website, other than the documents listed above.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any supplemental prospectus is accurate as of any date other than the date on the front of those documents.

$150,000,000

The Procter & Gamble Company

4.850% Notes due 2015

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.

JPMorgan

Merrill Lynch & Co.

ABN AMRO Incorporated

Deutsche Bank Securities

December 8, 2003